82-3123

BOMBARDIER

PRESS RELEASE

BOMBARDIER INC. DIVIDENDS

Montréal, Nov. 30, 2004 – The Board of Directors of Bombardier Inc. has declared today the following dividends:

Class A and Class B Shares

A dividend of $0.0225 Cdn per share on Class A Shares (Multiple Voting) and of $0.0225 Cdn per share on Class B Shares (Subordinate Voting) is payable on Jan. 31, 2005 to the shareholders of record at the close of business on Jan. 14, 2005.

Holders of Class B Shares (Subordinate Voting) of record at the close of business on Jan. 14, 2004 also have a right to a priority dividend at the rate of $0.0015625 Cdn per share per year, payable in quarterly instalments of $0.000390625 Cdn. The fourth of four instalments of $0.000390625 Cdn per share will be paid on Jan. 31, 2005.

Series 3 Preferred Shares

A quarterly dividend of $0.34225 Cdn per share on Series 3 Preferred Shares is payable on Jan. 31, 2005 to the shareholders of record at the close of business on Jan. 14, 2005.

Series 4 Preferred Shares

A quarterly dividend of $0.390625 Cdn per share on Series 4 Preferred Shares is payable on Jan. 31, 2005 to the shareholders of record at the close of business on Jan. 14, 2005.

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About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2004 were $15.5 billion US and its shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F). News and information are available at www.bombardier.com.

For information
Dominique Dionne
Vice President, Communications
+1 514 861-9481

www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER MAINTAINS PROFITABILITY, EXTENDS RESTRUCTURING AT TRANSPORTATION AND AEROSPACE

Announces financial results for third quarter ended Oct. 31, 2004

- **Consolidated revenues of $3.6 billion**
- **Net income of $10 million**
- **Overall order backlog of $33 billion**
- **Ongoing business jet recovery**
- **Aircraft deliveries totalling 69**
- **Aircraft orders totalling 86**
- **Restructuring of Transportation taken to the next level**
- **Strong liquidity**

Montréal, Dec. 1, 2004 – Bombardier Inc. maintained profitability through the third quarter, despite an exceptionally challenging business environment in both the aerospace and transportation sectors.

Financial results for the quarter showed consolidated earnings before taxes (EBT) and before special items of $52 million, compared to $49 million the previous quarter. Special items amounted to $43 million and net income was $10 million. Consolidated revenues reached $3.6 billion compared to $3.9 billion.

"The resurgence of the business aircraft market shows the benefit of diversification in our aircraft business," said Paul M. Tellier, President and Chief Executive Officer. "Our year-over-year improvements in cash management continue, and our liquidity remains strong with $5 billion in available capital resources. We are on track with what we believe is the right plan, although many of the benefits are admittedly still on the horizon.

"We are making progress with our recovery plan despite the serious challenges our customers are facing – particularly the North American airlines," continued Tellier. "We are responding decisively to external factors affecting our business and we are proactive in managing the elements we can control. We are implementing significant changes to both our businesses to allow more flexibility and adjust to markets."

The company today announced it intends to take its restructuring of Bombardier Transportation to the next level by reducing the net permanent workforce by an additional 2,200 employees. The enlarged plan increases the previously budgeted restructuring envelope by $25 million or 4%. Bombardier also announced it would further adjust the *Bombardier CRJ200* aircraft production rate to match expected demand.

Bombardier Aerospace

Bombardier Aerospace improved its quarter-over-quarter performance despite reduced revenues from lower deliveries of commercial aircraft.

Total aircraft deliveries for the year to date at 221 remain slightly ahead of fiscal 2004 with 217. New orders for the first nine months are also up, reaching 217 compared to 145 and were driven by a continued strengthening of the business aircraft market. A net total of 100 new business aircraft orders was recorded during that period, compared to 43 the previous year. Shortly after the end of the quarter, new orders were confirmed for 11 additional *CRJ* aircraft.

The market for *Bombardier Q-Series* turboprops is picking up with 20 new orders in the quarter, including an order for 17 *Bombardier Q300* aircraft from Air New Zealand.

The adjustment in the production rate will bring the total *CRJ200* aircraft deliveries to 54 in the next fiscal year. No additional workforce reductions will be required as the impact will be mitigated by the uptick in the business aircraft market. Earlier in the quarter, the company adjusted the *CRJ* production rate with a scheduled reduction of the Aerospace workforce of 2,000 over a nine-month period.

The company expects to see the benefits of fleet commonality as airlines continue the move to aircraft sizes more suitable to market needs. Bombardier's *CRJ* family of 70- to 90-seat aircraft is well positioned in the evolving regional jet market, due to its best-in-class economics, today's focus on operating economy and the leverage gained from its large installed base of *CRJ200* customers.

Bombardier Transportation

Bombardier Transportation continues to post positive results, but the unit is not yet performing to market expectations despite productivity improvements.

Faced with lowered growth projections in the core European market for rolling stock, Bombardier Transportation proposed to extend its restructuring, increasing total net contemplated workforce reductions to 7,600 by April 2006, or 21% of Transportation's global workforce, 7,300 of which represent permanent positions. The additional proposed reductions are spread across 14 countries and 27 locations, but impact primarily Germany, the U.K. and Canada.

Bombardier Capital

Bombardier Capital continued its orderly and timely reduction of the wind-down portfolios. As at Oct. 31, 2004, these had been reduced by $344 million, or 37% since Jan. 31, 2004. The business continues to be profitable, contributing EBT of $10 million this quarter.

Going forward

"No one around here is underestimating the challenges that stand between us and our potential, but the view forward gives cause for encouragement," said Tellier. "We feel our plan is the right one and our job is to make yards the hard way – through faultless execution one play at a time.

"In Transportation, the restructuring initiative is on track and cost efficient. Our goals are being met and productivity improvements continue. Management is still not satisfied with current performance and will continue to work on streamlining and efficiency improvement.

"In Aerospace, we are closely monitoring the challenges in the commercial aircraft market and proactively adjusting production to demand. In the meantime, we will continue to benefit significantly from strong growth in the business jet market."

Financial highlights

(unaudited, in millions of U.S. dollars, except per share amounts)

	Three months ended Oct. 31,		Nine months ended Oct. 31,	
	2004	2003	**2004**	2003
Segmented revenues				
Aerospace	**$ 1,626**	$ 1,721	**$ 5,337**	$ 5,381
Transportation	**1,929**	1,692	**5,465**	5,018
Bombardier Capital (BC)	**106**	106	**321**	379
Intersegment eliminations	**(27)**	(36)	**(85)**	(145)
External revenues	**$ 3,634**	$ 3,483	**$ 11,038**	$ 10,633
EBT before special items				
Aerospace	**$ (7)**	$ 52	**$ (42)**	$ 102
Transportation	**49**	58	**(10)**	207
BC	**10**	10	**30**	40
	52	120	**(22)**	349
Special items	**(43)**	69	**(134)**	32
EBT	**9**	189	**(156)**	381
Income tax expense (recovery)	**(1)**	65	**(15)**	132
Income (loss) from continuing operations	**10**	124	**(141)**	249
Income from discontinued operations – net of tax	**-**	9	**-**	6
Net income (loss)	**$ 10**	$ 133	**$ (141)**	$ 255
Earnings (loss) per share				
Basic and diluted				
Income (loss) from continuing operations	**$ -**	$ 0.07	**$ (0.09)**	$ 0.14
Net income (loss)	**$ -**	$ 0.07	**$ (0.09)**	$ 0.14
Weighted average number of common shares outstanding during the period (thousands)	**1,750,467**	1,748,890	**1,750,234**	1,644,400

ANALYSIS OF RESULTS

Effective the first quarter of fiscal year 2005, the Corporation changed its reporting currency to the U.S. dollar. Therefore, all amounts in this press release are in U.S. dollars unless otherwise indicated.

Consolidated results

For the third quarter ended Oct. 31, 2004, consolidated revenues amounted to $3.6 billion, compared to $3.5 billion for the same period the previous year. For the nine-month period ended Oct. 31, 2004, consolidated revenues reached $11 billion, compared to $10.6 billion for the same period last year. The $151-million and $405-million increases for the three- and nine-month periods ended Oct. 31, 2004 compared to the same periods last fiscal year mainly reflect higher revenues in the transportation segment, partially offset by lower revenues in the aerospace segment.

EBT before special items for the three-month period ended Oct. 31, 2004 amounted to $52 million, compared to EBT before special items of $120 million for the same period last year. This decrease is mainly due to higher depreciation and amortization, mainly in the aerospace segment, and higher operating expenses. EBT before special items for the nine-month period ended Oct. 31, 2004 amounted to negative $22 million, compared to positive $349 million for the same period last year.

Special items amounted to charges of $43 million and $134 million for the three- and nine-month periods ended Oct. 31, 2004, compared to net gains of $69 million and $32 million for the same periods last year. Special items for the three- and nine-month periods of the current fiscal year mainly relate to severance and other involuntary termination costs, as well as site closure costs in the transportation segment. Special items for the three-month period of last fiscal year reflect a gain recorded on the sale of Military Aviation Services. Special items for the nine-month period of the previous year include, in addition, a gain of $2 million on the sale of Belfast City Airport and severance and other involuntary termination costs amounting to $39 million in the aerospace segment.

As a result, EBT amounted to $9 million for the three-month period ended Oct. 31, 2004, compared to EBT of $189 million for the corresponding period the previous year. EBT for the nine-month period ended Oct. 31, 2004 amounted to negative $156 million, compared to positive $381 million for the same period last year.

For the third quarter of the current fiscal year, income from continuing operations and net income both amounted to $10 million, or nil per share, compared to income from continuing operations of $124 million and net income of $133 million, or $0.07 per share, for the same period last year. The loss from continuing operations and net loss both amounted to $141 million, or $0.09 per share, for the nine-month period ended Oct. 31, 2004, compared to income from continuing operations of $249 million and net income of $255 million, or $0.14 per share, for the same period the previous year.

Bombardier's order backlog totalled $33 billion as at Oct. 31, 2004, compared to $34.6 billion as at Jan. 31, 2004. This reduction is mainly due to a decrease in the transportation segment backlog.

Bombardier's free cash flow, defined as cash flows from operating activities less net additions to property, plant and equipment, amounted to a use of $152 million for the third quarter of the current fiscal year, compared to $34 million for the third quarter of the previous fiscal year. For the nine-month period ended Oct. 31, 2004, Bombardier's free cash flow amounted to a use of $316 million, compared to a use of $1.3 billion for the same period the previous fiscal year.

Bombardier Aerospace

- **Revenues for the quarter of $1.6 billion**
- **EBITDA before special items of $140 million; negative EBT of $7 million**
- **Order backlog of $11 billion**
- **Aircraft deliveries totalled 69**

Bombardier Aerospace's segmented revenues amounted to $1.6 billion for the three-month period ended Oct. 31, 2004, compared to $1.7 billion for the same period last year. This decrease is mainly the result of lower deliveries of regional aircraft and the change in the revenue recognition policy for sales of fractional shares, partially offset by increased deliveries and a favourable mix of business aircraft.

Earnings before net interest of the manufacturing segments, income taxes and depreciation and amortization (EBITDA) before special items amounted to $140 million for the three-month period ended Oct. 31, 2004, compared to EBITDA before special items of $168 million for the same period last year. This decrease mainly results from lower revenues, the negative effect of foreign exchange and higher operating expenses due to higher research and development costs relating to the feasibility study in connection with a new generation of commercial aircraft.

Special items for the three-month period ended Oct. 31, 2003 reflect a gain of $69 million recorded on the sale of Military Aviation Services.

EBT was negative $7 million for the quarter ended Oct. 31, 2004, compared to positive EBT of $121 million for the same period last fiscal year.

Aircraft deliveries totalled 69 for both the quarters ended Oct. 31, 2004 and 2003. Deliveries in the third quarter of the current year totalled 28 business aircraft and 41 regional aircraft. This total includes two business aircraft sold to customers of the *Bombardier Flexjet* program, for which, effective at the beginning of the current fiscal year, revenues are recognized over the life of the related service contract.

During the three- and nine-month periods ended Oct. 31, 2004, Bombardier received 40 and 100 net orders for business aircraft, compared to 19 and 43 net orders for the same periods last fiscal year.

For the three- and nine-month periods ended Oct. 31, 2004, Bombardier received 46 and 117 net orders for regional aircraft, including the following orders announced during the three-month period ended Oct. 31, 2004: from Air Canada, an order for 15 *Bombardier CRJ705* and 15 *Bombardier CRJ200* aircraft, valued at approximately $820 million; and from Air New Zealand, an order for 17 *Bombardier Q300* aircraft valued at approximately $270 million.

The aerospace order backlog totalled $11 billion as at Oct. 31, 2004, compared to $10.9 billion as at Jan. 31, 2004. Higher net orders received versus deliveries for turboprops and business aircraft have been offset by higher deliveries versus net orders received for regional aircraft.

Bombardier Transportation

- **Revenues for the quarter of $1.9 billion**
- **EBITDA before special items of $79 million;**
  EBT before special items of $49 million
- **New order intake totalling $900 million**
- **Order backlog of $22 billion**

For the quarter ended Oct. 31, 2004, Bombardier Transportation's segmented revenues amounted to $1.9 billion, compared to $1.7 billion for the same period last year. This increase in revenues is mainly due to higher revenues in the U.K., as well as to the positive effect of foreign currency fluctuations resulting from the weakening of the U.S. dollar compared to the euro and other western European currencies, amounting to approximately $120 million.

EBITDA before special items amounted to $79 million for the three-month period ended Oct. 31, 2004, compared to EBITDA before special items of $82 million for the same period last year. The decrease is primarily due to the deterioration in the profitability of significant contracts during the fourth quarter of the last fiscal year and the first quarter of the current fiscal year, which are now accounted for at a lower margin.

Special items amounted to $43 million for the three-month period ended Oct. 31, 2004, compared to nil for the same period last year. These special items relate to severance and other involuntary termination costs, as well as site closure costs. The net impact of the proposed enlarged restructuring initiative on the previously budgeted restructuring envelope will be an increase of $25 million.

EBT amounted to $6 million for the third quarter ended Oct. 31, 2004, compared to EBT of $58 million for the same quarter the previous fiscal year.

Bombardier Transportation signed contracts for a total value of $900 million during the third quarter ended Oct. 31, 2004. Major orders were for 20 eight-car high-speed trainsets for the Ministry of Railways of China, valued at $263 million, and for 70 double-deck passenger cars for the Belgian National Railways, valued at $138 million.

Bombardier Transportation's backlog totalled $22 billion as at Oct. 31, 2004, compared to $23.7 billion as at Jan. 31, 2004. This decrease in the value of the order backlog reflects an excess of revenues recorded over order intake. The order backlog was positively impacted by a foreign exchange adjustment of approximately $700 million, mainly due to the weakening of the U.S. dollar compared to the euro.

On September 28, 2004, Bombardier reached a settlement with DaimlerChrysler AG on all outstanding disputes arising from its acquisition of DaimlerChrysler Rail Systems GmbH (Adtranz), resulting in a payment by DaimlerChrysler of €170 million ($209 million). In fiscal year 2002, the Corporation recorded a purchase price adjustment of €150 million as a reduction in the goodwill on the acquisition of Adtranz in connection with these disputes. The additional €20 million ($25 million) has been recorded as a reduction of goodwill.

Bombardier Capital

- **Revenues for the quarter of $106 million**
- **EBT amounted to $10 million**
- **13.3% reduction in wind-down portfolios quarter over quarter**

Average assets under management amounted to $4.2 billion for the quarter ended Oct. 31, 2004, compared to $4.8 billion for the quarter ended Oct. 31, 2003. This decrease is primarily due to the reduction in the wind-down portfolios, particularly the receivable factoring, business aircraft, manufactured housing and consumer finance portfolios, partially offset by increases in the inventory finance and commercial aircraft interim financing portfolios. The wind-down portfolios were reduced by $344 million, or 37%, compared to Jan. 31, 2004.

Bombardier Capital's segmented revenues amounted to $106 million for the quarters ended Oct. 31, 2004 and 2003. Revenues for the quarter ended Oct. 31, 2004 compared to the quarter ended Oct. 31, 2003 were positively impacted by a higher average level of the inventory finance portfolio offset by the reduction in the wind-down portfolios.

Bombardier Capital's EBT amounted to $10 million for the quarters ended Oct. 31, 2004 and 2003.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2004 were $15.5 billion US and its shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F). News and information are available at www.bombardier.com.

Bombardier, CRJ, CRJ200, CRJ705, Flexjet, Q-Series and *Q300* are trademarks of Bombardier Inc. or its subsidiaries.

For information

Dominique Dionne
Vice President, Communications
+1 514 861-9481

www.bombardier.com

The Management's Discussion and Analysis and the Consolidated Financial Statements are available at www.bombardier.com.

FORWARD LOOKING STATEMENTS

This press release includes "forward-looking statements" that are subject to risks and uncertainties. For information identifying legislative or regulatory, economic, currency, technological, competitive and other important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, see Bombardier's Annual Report under the heading Risks and Uncertainties in the Management's Discussion and Analysis section.

CAUTION REGARDING NON-GAAP EARNINGS MEASURES

This press release is based on reported earnings in accordance with Canadian generally accepted accounting principles (GAAP). It is also based on earnings (loss) before net interest of the manufacturing segments, income taxes and depreciation and amortization (EBITDA); earnings (loss) before net interest of the manufacturing segments and income taxes (EBIT); and earnings (loss) before income taxes (EBT), before special items, and free cash flow. These measures are directly derived from the Consolidated Financial Statements but do not have a standardized meaning prescribed by GAAP; therefore, others using these terms may calculate them differently. Management believes that a significant number of the users of its Consolidated Financial Statements and MD&A analyze the Corporation's results based on these performance measures and that this presentation is consistent with industry practice. Special items are viewed by Management as items that do not arise as part of the normal day-to-day business operations or that could potentially distort the analysis of trends.